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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

SEC FILE NUMBER
8- 13650

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAZENOVE INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 Fifth Avenue
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Godridge 212-376-1225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Mark Godridge affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cazenove Incorporated, as of December 31, 2009, are true and correct. I further affirm that neither the company nor any, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer:



Signature

President



Notary Public

PATRICK D. CONSOLA
Notary Public, State of New York
No. 31-4997219
Qualified in New York County
Commission Expires June 1, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Not Required)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not Applicable)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Not Required)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
105

Cazenove Incorporated

Statement of Financial Condition
December 31, 2009

Cazenove Incorporated
Index
December 31, 2009

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
Cazenove Incorporated

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Cazenove Incorporated (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed more fully in Note 3, the Company has extensive transactions and relationships with affiliated parties.

As disclosed more fully in Note 12, the Company was purchased by JPMorgan Chase & Co. on January 4, 2010.

PricewaterhouseCoopers LLP

February 25, 2010

Cazenove Incorporated
Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	4,145,338
Cash and U.S. Government securities segregated in compliance with federal regulations		4,001,341
Deposits with clearing organizations		634,785
Receivable from parent and affiliated broker-dealer		108,473
Receivable from customers		3,909,302
Securities owned, at fair value		799,191
Furniture, equipment and leasehold improvements - (net of accumulated depreciation and amortization of $1,322,449)		986,898
Other assets		1,563,004
Total assets	$	16,148,332
Liabilities and Stockholder's Equity		
Liabilities		
Payable to parent and affiliated broker-dealer	$	4,339,911
Payable to customers		108,473
Accrued compensation and other liabilities		6,215,431
Total liabilities		10,663,815
Commitments and contingencies (Note 8)		
Stockholder's equity		
Common stock, $100 par value; authorized 100,000 shares; issued and outstanding, 17,000 shares		1,700,000
Additional paid-in capital		300,000
Retained earnings		3,628,314
Accumulated other comprehensive loss, net of tax		(143,797)
Total stockholder's equity		5,484,517
Total liabilities and stockholder's equity	$	16,148,332

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Organization

Cazenove Incorporated (the "Company") is a wholly-owned subsidiary of Cazenove US Holdings Ltd., which is in turn wholly owned by Cazenove Holdings Limited (Jersey), which is in turn ultimately owned by Cazenove Group, Ltd. (the "Parent"). The Company is a broker and dealer in domestic and foreign equity securities. The Company was incorporated under the laws of the state of Delaware, commenced operations in 1967 as a registered broker and dealer under the Securities Exchange Act of 1934, and is a member of the Financial industry Regulatory Authority ("FINRA") and the NYSE Arca.

2. Summary of Significant Accounting Policies

New Accounting Pronouncements
In July 2009, the FASB approved the FASB Accounting Standards Codification ("ASC") as the single source of accounting principles generally accepted in the United States of America. While the Codification did not change accounting principles generally accepted in the United States of America, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Company began to use the Codification on the effective date and has been reflected in the notes to the financial statements.

In May 2009, the FASB amended accounting principles related to subsequent events which provide guidance regarding the recording and disclosure of events occurring subsequent to the balance sheet date (ASC Section 855). Refer to Note 12 for discussion of subsequent events.

Use of Estimates in the Preparation of Financial Statements
The preparation of the Statement of Financial Condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

Cash and U.S. Government Securities Segregated in Compliance with Federal Regulations
Cash includes demand deposits with financial institutions. Cash of $5,000 and U.S. Treasury bills with a market value of $3,996,341 have been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Transactions
Customers' securities transactions are recorded on a settlement date basis with related commission revenues and related expenses reported on a trade date basis. Proprietary securities transactions are recorded on a trade date basis. Securities owned include short-term U.S. Government securities which are carried at fair value. Fail to deliver and fail to receive transactions represent the contract value of securities which have not been delivered or received, respectively. by settlement date.

Furniture, Equipment and Leasehold Improvements
Furniture and equipment are recorded at cost and are depreciated using the straight-line method over estimated useful lives of 5 years for furniture and 3 years for equipment Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful life or the term of the lease.

Fair Value of Financial Instruments
Financial instruments are carried at fair value or at amounts which approximate fair value as such assets are short term in nature.

Income Taxes
The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, ("ASC 740"). Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

The Company follows guidance under ASC 740 which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Company determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities. At December 31, 2009, no tax reserves were required.

3. Transaction with Related Parties

The receivable from Parent and affiliated broker-dealer includes fail to deliver transactions of $108,473.

Other assets include a receivable from Parent related to the reimbursement of expenses paid by the Company of $258,063.

The payable to Parent and affiliated broker-dealer includes fail to receive transactions of $3,909,302 and commission, equity and collateral payable of $430,609.

The Company earns all of its commissions from its Parent and affiliated companies for executing and clearing transactions in foreign and domestic equity securities.

4. Receivable from and Payable to Customers

Amounts receivable from and payable to customers represent amounts due on cash transactions related to failure to receive or deliver securities transactions.

5. Furniture, Equipment and Leasehold Improvements

A summary of furniture, equipment and leasehold improvements at December 31, 2009 is as follows:

Furniture and equipment	$ 607,704
Leasehold improvements	1,701,643
	2,309,347
Less: Accumulated depreciation and amortization	(1,322,449)
	$ 986,898

6. Securities Owned, at Fair Value

Securities owned are classified as level 1 in accordance with ASC 820, *Fair Value* Measurements *and Disclosures,* and valued using quoted prices in active markets. At December 31, 2009, securities owned, at fair value, are U.S. Government securities of $799,191.

7. Commitments and Contingencies

During December 2004, the Company entered into a noncancelable operating lease for office premises which extends through September 2015. The lease cost for office premises is subject to escalations based upon certain cost increases incurred by the landlord. In connection with the Company entering into the lease for office premises, the landlord reimbursed the Company for leasehold improvements in the amount of $563,365. The Company also received 10 months of free rent. The Company amortizes all lease incentives over the life of the lease. As of December 31, 2009 included in accrued compensation and other liabilities on the statement of financial position is the unamortized balance of the reimbursement and rent holiday in the amounts of $313,484 and $428,236 respectively.

The Company has posted collateral of $799,191 of U.S. government securities maturing on February 18, 2010 for a letter of credit of $696,524 which is written in favor of the landlord as security for the performance of the Company's obligations under the lease.

The total future minimum lease payments associated with this lease are as follows:

Year Ending	
2010	$ 709,328
2011	747,739
2012	747,739
2013	747,739
2014 and thereafter	1,308,543
	$ 4,261,088

8. Income Taxes

ASC 740 requires the deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities. The Company has a net deferred tax asset of $999,021 as of December 31, 2009 primarily attributable to differences between the financial reporting and income tax treatment of depreciation, rent and pension expenses.

A valuation allowance is required to adjust a deferred tax asset if after the analysis of all the positive and negative evidence, it is more likely than not that some or all of the benefits related to the deferred tax asset will not be realized. No valuation allowance was required as of the date of the financial statements.

The Company is subject to tax examinations by the federal, state and local tax authorities in which it operates. Cazenove does not expect that any potential adjustments would have a material impact on its effective tax rate.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company elected to compute its net capital requirement in accordance with the alternative method permitted by the Rule, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2009, the Company had net capital and excess net capital of $2,443,906 and $2,193,906, respectively. The percentage of net capital to aggregate debits is 61%.

10. Pension Plan

The Company maintains an employee deferred compensation plan covering substantially all U.S. employees which qualifies under Section 401(k) of the Internal Revenue Code.

The Company maintains a defined benefit pension plan (the "Plan") covering substantially all U.S. employees meeting minimum age and service requirements. Plan benefits are based on the participant's annual earnings in the three consecutive highest paid years within the last ten years preceding retirement. It is the policy of the Company to fund the maximum amount that can be deducted for federal income tax purposes. The Company did not contribute the plan during the year ended December 31, 2009.

The following table provides a summary of the Plan's benefit obligations and assets and a statement of the funded status of the Plan for the year ended December 31, 2009, estimated by consulting actuaries:

Projected benefit obligation	$ 3,449,156
Fair value of plan assets	2,334,167
Unfunded status	$ 1,114,989
Benefit cost	485,100
Employer contributions	-
Participant contributions	-
Benefits paid	268,884

The accumulated benefit obligation for the Plan was $2,207,365 at December 31, 2009. The Company does not plan on making a contribution to the plan in 2010. At December 31, 2009, the accrued pension liability on the statement of financial condition was $1,114,989 and noncurrent.

Weighted-average assumptions used to determine benefit obligations at December 31, 2009 and net periodic benefit cost for the year ended December 31, 2009 are as follows:

	Benefit Obligation	Net Periodic Benefit Cost
Discount rate	6.00 %	6.00 %
Rate of compensation increase	4.25 %	4.25 %
Expected long-term return on plan assets	-	8.00 %

The Company's pension plan weighted-average asset allocation and fair value, by asset category, at December 31, 2009 is as follows:

Asset Category	Target Allocation 2009	Actual Allocation 2009	Fair Value 2009
Equity securities	50.0 %	63.0 %	$ 1,473,523
Debt securities	1.0 %	1.0 %	17,871
Money market securities	49.0 %	36.0 %	842,773
	100.0 %	100.0 %	$ 2,334,167

The plan assets are classified as level 1, as defined by ASC 820, within the fair value hierarchy as they are valued using quoted prices in active markets.

The expected long-term rate of return for the Plan's assets is based on the expected return of each of the above categories, weighted based on the median of the target allocation of each class. Based on respective market indices over the long-term, equity securities are expected to return 9% to 10%, debt securities are expected to return 4% to 5% and money market securities are expected to return 3% to 4%. The pension committee regularly monitors investment performance and target allocation ranges, and has discretion to make changes as deemed appropriate.

The following expected benefit payments as of December 31, 2009 reflect expected future service, as appropriate, to be paid:

Year	Pension Benefits
2010	$ -
2011	274,708
2012	-
2013	-
2014	-
2015 - 2019	-

The Company accounts for the Plan under ASC 715, *Compensation - Retirement Benefits,* ("ASC 715"). ASC 715 requires companies to recognize the funded status, measured as the difference between plan assets at fair value and the projected benefit obligation in the statement of financial position.

Certain employees of the Company participate in the Parent's stock award plan which provide for the issuance of the Parent's stock related awards. The Parent charges the Company for its share of the related compensation cost.

11. Financial Instruments with Off-Balance-Sheet Risk

As a broker and dealer, the Company is engaged in the execution, settlement and financing of securities transactions, primarily in equities for institutional customers. The Company clears all customer transactions in foreign securities through affiliated securities dealers and other intermediaries on a delivery versus payment and receipt versus payment basis. In its role as a securities broker, the Company is interposed between buyers and sellers of securities which results in substantially paired receive and deliver transactions which reduce risk to the Company. The failure of the Company to timely deliver such securities may require such securities to be financed. Additionally, if securities transactions do not settle because of failure to perform by the counterparty, the Company may be required to discharge the obligation of the nonperforming party. In the event of counterparty nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices which may result in a loss to the Company. During 2009 no losses were incurred due to counterparty nonperformance.

The Company's exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counterparty's ability to satisfy their obligations to the Company.

The Company seeks to control the aforementioned risks by requiring customers or counterparties to maintain collateral in compliance with regulatory requirements, clearing broker's guidelines and industry standards. The Company does not anticipate nonperformance by counterparties. The Company monitors its risk daily and has a policy of reviewing the credit standing of each counterparty with which it conducts business.

12. Subsequent Events

On January 4, 2010, the Company's Parent was purchased by JPMorgan Chase & Co. ("JPMC") and the Company became a wholly-owned subsidiary of JPMC. On February 26, 2010, the entity will cease all trading as the current cash equities business will operate through JPMorgan Securities Incorporated beginning March 1, 2010.

The integration of the Company into JPMC will result in a decline of all commissions and broking related revenue with a similar decline in employee related and broking related expenses. The integration may also impact the value of the Company's assets, liabilities and commitments, including the deferred tax asset, pension obligation and operating lease commitments. The financial impact cannot be estimated.

JPMC has not made a determination as to the ongoing operations of this legal entity.